D6. Gifts and Entertainment

Policy Number: D-6        Implementation Date: March 2006        Effective Date: July 2013

1.	Overview

Invesco Ltd.’s (“Invesco”) Code of Conduct requires that all Invesco personnel adhere to the highest standards of ethical conduct, including sensitivity to actual or apparent conflicts of interest. Exchanging gifts and entertainment is an accepted business practice that helps Invesco build strong relationships with its Business Partners (see definition below). However, the provision or receipt of gifts or entertainment can create, or can have the appearance of creating conflicts of interest.

The Invesco Gifts and Entertainment Policy (the “Invesco Policy”) establishes limits and guidelines designed to reduce the likelihood that the provision or receipt of such gifts or entertainment obligates, appears to obligate, or inappropriately influences the recipient. The Invesco Policy is applicable to Invesco and its individual business units worldwide.

This Invesco Canada Ltd. (“Invesco Canada”) Gifts and Entertainment Policy (“Policy”) is intended to work with and supplement the Invesco Policy with local rules. In certain instances, with approval from the Invesco Risk Management Committee, this Policy may contain exceptions to the Invesco Policy. The Policy is applicable to all Invesco Canada directors (excluding independent directors) and employees; including officers, temporary, part-time, contract and seasonal personnel, agency temps and contingent workers (“Employees”).

Employees are also governed by Invesco’s policy on expense reporting pertaining to corporate expenses, which can be found on the Intranet Site under Travel, and Invesco Canada’s policy on Sales Practices, which can be found in the Invesco Canada Compliance Manual Policy D2 – Sales Practices.

2.	Definitions

For purposes of this Policy, a Business Partner is considered to be any person, or a family member of this person, or entity that has a direct or indirect, existing or potential business relationship with Invesco Canada. Business Partners specifically include broker dealers and financial advisors.

A gift is anything of value given to or received by an Employee or a family member of an Employee from or to a Business Partner. Gifts may include, but are not limited to, personal items, air miles, services, office accessories, electronic equipment (e.g., iPods, MP3 Players, etc.), tickets (e.g., theatre, concerts, sporting events, etc.) and sporting equipment (e.g., golf clubs, tennis rackets, etc.). Any prize given or received during the course of an entertainment event (e.g. golf tournament) as well as

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invitations to a charity or sponsorship related activity or event, where only the Business Partner or only the Employee will be in attendance are and must be recorded as gifts. For purposes of this Policy, gifts do not include promotional items of nominal value (approximately $20 or less - e.g., golf balls, pens, etc.) that display the logo of Invesco Canada, an affiliated business unit, or a Business Partner.

Entertainment includes meals, sporting events, the theatre, parties or receptions, and similar functions such as charity or sponsorship related activities and events where both the Employee and the Business Partner are in attendance. Unless personnel from both entities are in attendance, the activity is considered a gift. The value of entertainment includes the Business Partner’s proportionate share of the cost of the activity itself (for example, the cost of tickets or a meal), as well as the cost of any related activities or services provided. In addition, any prize given or received during the course of an entertainment event (e.g. golf tournament) is and must be recorded as a gift. The value of entertainment does not include the cost of overhead (such as rent or equipment rentals).

3.	Thresholds

Employees are prohibited from giving or receiving gifts with a value of more than $250. The maximum total value of gifts received from, or given to a Business Partner is $250 annually.

Entertainment should not exceed $400 per Business Partner per event. The maximum total value of entertainment per Business Partner is $1,200 annually.

These thresholds are designed to limit the frequency and excessiveness of gifts and entertainment; such that the appearance of impropriety is mitigated.

4.	Prohibited Activities

Employees are prohibited from giving or receiving any gift or entertainment that is conditioned upon Invesco Canada doing business with the Business Partner involved.

Employees are prohibited from soliciting gifts and entertainment. Employees are to immediately advise the Chief Compliance Officer (“CCO”) if a Business Partner solicits the Employee for gifts and entertainment other than a charitable donation or request for sponsorship.

Except with the prior approval of the CCO, Employees cannot give (pay for) or accept any travel and/or accommodation to or from a Business Partner.

With respect to approved cooperative marketing practices, such as sales communications and investor seminars, where Invesco Canada pays a portion of the cost, Invesco Canada cannot provide gifts, other than nominal valued promotional items to the dealer’s clients. Nominal speaker gifts would be co-op eligible at approved dealer-sponsored events for financial advisors.

5.	Exceptions – Invesco Canada Charity Events

Notwithstanding sections 3 and 4 of this Policy, Invesco Canada Employees are not prohibited from soliciting gifts from Business Partners if the gift is intended as a prize for an Invesco Canada Charity Event (e.g. CFAP Silent Auction). Any gift received for this purpose is not subject to the gift threshold of $250 per Business Partner per year.

6.	Exceptions to Thresholds ( Prior Approval Required)

Any exceptions to the established gifts and entertainment thresholds require prior approval from the Invesco Risk Management Committee (“Risk Management Committee”) as set out below. Requests for exceptions will be considered on a case by case basis.

In order to request an exception, the department head of the requesting employee (“Department Head”) must submit a memo outlining the rationale for the request to the CCO for initial consideration. The CCO shall review the memo to determine the reasonableness of the request and inform the Department Head of his/her decision. If the CCO has no objections, the CCO shall forward the memo to the Invesco Global Assurance Officer who shall arrange for the Invesco Risk Management Committee to review. The Invesco Global Assurance Officer shall inform the CCO of the Invesco Risk Management Committee’s decision and the CCO will communicate the decision to the Department Head.

Each department in possession of evidence of any exception approvals given must maintain the evidence for audit purposes for a seven year period.

7.	Reporting/Record Keeping

Each employee is responsible for recording all gifts and entertainment given or received. With the exception of the Retail and Institutional Sales areas, all gifts and entertainment records shall be entered and maintained via the Star Compliance system. Retail and Institutional Sales will keep the appropriate records on the systems they utilize for recording and managing gifts and entertainment.

Promotional items of nominal value (approximately $20 or less) and in office (Invesco Canada’s office or the Business Partner’s office) breakfasts or lunches with a Business Partner do not need to be recorded. All other gifts and entertainment must be recorded. Where the value of the activity or item is not readily known, the employee should record the current estimated value.

8.	Review and Monitoring

This Policy shall be overseen and administered by Invesco Canada’s Ethics Committee (the “Ethics Committee”), which has responsibility for the overall scope, application and enforcement of this Policy. The Ethics Committee shall receive the reports and recommendations of the Invesco Canada Compliance department

(“Compliance”) and management from time to time and periodically revise this Policy as necessary.

Department Heads are expected to be generally aware of the gifts and entertainment that the employees in their departments give or receive; and upon identification of any concerns or trends, are expected to bring such concerns or issues to the attention of Compliance.

On an annual basis, Compliance will conduct reviews of the gifts and entertainment logs and records to monitor compliance with this Policy, including to determine whether thresholds have been exceeded and to obtain insights into patterns of behavior that may require further examination. Each year, Compliance will use a risk-based approach to determine which departments to review. A summary of such review, together with other relevant observations and recommendations, shall be reported to the Ethics Committee. Evidence of reviews must be maintained for a minimum of seven years.

Any breaches identified through reviews or otherwise, will be reported to the Ethics Committee, the Compliance Committees of the Invesco Canada Funds Advisory Board and the Invesco Canada Funds’ Independent Review Committee.